Exhibit 99.1

Pembina Pipeline Corporation Releases Inaugural Sustainability Report

CALGARY, Dec. 17, 2018 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) today released its inaugural Sustainability Report ("Report") highlighting our environmental, social and governance performance. While this report marks the beginning of the Company's efforts to consolidate and formalize its work in these areas, Pembina has been having these conversations with stakeholders at the grass-roots level for decades and, likewise, has been working towards continuous improvement in many key areas for years. Pembina invites interested parties to download the Report and learn more about the 'purpose' of Pembina – to be the leader in delivering integrated infrastructure solutions connecting global markets.  At Pembina, fulfilling our purpose means:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable, industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

The Report covers performance metrics for the 2015 to 2017 calendar years.  Pembina plans to issue a full-length Report on a biennial basis and, during interim years, will provide an update of its performance for key sustainability metrics on its website at www.pembina.com.

To view or download a copy of the Report, click here.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canada Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Pembina strives to provide sustainable, industry-leading total returns for our investors; reliable and value-added services for our customers; a net positive impact to communities; and a safe, respectful, collaborative and fair work culture for our employees.

Pembina's strategy is to:

  Preserve value by providing safe, environmentally conscious, cost-effective and reliable services;
  Diversify by providing integrated solutions which enhance profitability and customer service;
  Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and
  Secure Global Markets by understanding what the world needs, where they need it, and delivering it.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2018/17/c3933.html

%CIK: 0001546066

For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:24e 17-DEC-18